THE HIGH YIELD INCOME FUND, INC.

THE HIGH YIELD PLUS FUND, INC.

Gateway Center Three

100 Mulberry Street

Newark, NJ 07102-4077

We recently sent you proxy materials regarding the Special Meetings of Shareholders of The High Yield Income Fund, Inc. and The High Yield Plus Fund, Inc. (the “Funds”) scheduled to be held on May 11, 2009.  Our records indicate that we have not received your vote. We urge you to vote as soon as possible so we can obtain a sufficient number of votes to hold the meetings. By voting now you will help the Funds save on the cost of additional mailings and calls to shareholders.

You may think your vote is not important, but your participation is critical to hold the meetings, so please vote immediately. We urge you to vote your proxy now. You and all other Fund shareholders will benefit from your cooperation.

Please Vote Today!

After careful review, the Boards of Directors have approved the plan and recommend a vote “FOR” the proposal to approve a Plan of Reorganization as detailed in your prospectus/proxy statement. A copy of the prospectus/proxy statement is available by calling the toll free number shown below.

Your vote is urgently needed!

Please vote now to be sure your vote is received in time for the Fund’s

May 11, 2009

Special Meeting of Shareholders.

Voting takes only a few minutes. Thank you for your participation in this important matter.

The High Yield Funds have made it very easy for you to vote. Choose one of the following methods:

•	Speak to a live proxy specialist by calling the number above. We can answer your questions and record your vote. (Open: M-F 8am – 10pm, Sat 11am – 5pm ET)

•	Log on to the website noted on your proxy card and enter your control number printed on the card, and vote by following the on-screen prompts.

•	Call the phone number on the proxy card and enter the control number printed on the card and follow the touchtone prompts.

•	Mail in your signed proxy card in the envelope provided.

Special Note for Certificate Holders: Shareholders holding paper Stock Certificates should return them for deposit into your account. For further information on returning certificates or question about lost or stolen certificates, please contact Computershare Monday through Friday 8a.m. to 5p.m. Easter time at 1-800-426-5523. If your proposal receives shareholder approval and your certificates are not properly returned, you may be unable to process certain financial transactions until the certificates are returned.